UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 28, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated February 7, 2006
          CDC Software Completes Acquisition of JRG

1.2       Press release dated February 9, 2006
          China.com’s online games unit continues strong growth momentum

1.3       Press release dated February 21, 2006
          CDC Software acquires India-based IT outsourcing company

1.4       Press release dated February 27, 2006
          CDC Corporation to Present at Jefferies 2nd Annual Internet
          Conference on February 28, 2006

1.5       Press release dated February 27, 2006
          CDC Corporation to Present at Piper Jaffray’s 3rd Annual China
          Internet and Technology Conference in Beijing, China on February 28,
          2006

1.6       Press release dated February 28, 2006
          Pivotal Corp. Receives Prestigious Industry Recognition for 10th
          Consecutive Year

1.7       Press release dated March 3, 2006
          CDC Corporation Announces Preliminary Financial Results and Certain
          Operating Metrics for Q4 2005 and Full Year 2005

1.8       Press release dated March 6, 2006
          CDC Corporation issues clarification to its Q4 2005 preliminary results announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 6, 2006	By:	Steven Chan
	Name:	Steven Chan
	Title:	Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated February 7, 2006 -- CDC Software Completes Acquisition of JRG
1.2	Press release dated February 9, 2006 -- China.com’s online games unit continues strong growth momentum
1.3	Press release dated February 21, 2006 -- CDC Software acquires India-based IT outsourcing company
1.4	Press release dated February 27, 2006 -- CDC Corporation to Present at Jefferies 2nd Annual Internet Conference on February 28, 2006
1.5	Press release dated February 27, 2006 -- CDC Corporation to Present at Piper Jaffray’s 3rd Annual China Internet and Technology Conference in Beijing, China on February 28, 2006
1.6	Press release dated February 28, 2006 -- Pivotal Corp. Receives Prestigious Industry Recognition for 10th Consecutive Year
1.7	Press release dated March 3, 2006 -- CDC Corporation Announces Preliminary Financial Results and Certain Operating Metrics for Q4 2005 and Full Year 2005
1.8	Press release dated March 6, 2006 -- CDC Corporation issues clarification to its Q4 2005 preliminary results announcement